SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

82-264

02 NOV 19 AM 9:56

November 8, 2002

To : Sec[illegible]mission

02060438

SUPPL

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.

Please feel free to contact us if you need further information.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

NOTE

	Title of document	Copies
*	The Brief Statements of The Business Results for The Six Months ended Sep. 30, 2002	1
*	Notice of Resolution of The Board of Directors on Interim Dividends	1

SANYO ELECTRIC CO., LTD.

TAKAO OKAZAKI
GENERAL MANAGER,
CORP. FINANCE & ACCOUNTING GROUP

Z-015

(English Translation)

The Brief Statements of The Business Results for The Six Months ended Sep. 30, 2002

SANYO Electric Co., Ltd.

1. Date of The Board of Directors : Oct. 29, 2002
2. Payable date for interim dividends : Dec. 10, 2002

[1] Consolidated Results

(1) Business Results for The Six Months ended September 30, 2002 and 2001

	Millions of Yen		
	2002	2001	Change
Net sales	¥ 1,045,053	¥ 1,031,445	1.3 %
Operating income	33,600	32,435	3.6 %
Income before income taxes and minority interests	8,494	13,384	△36.5 %
Net income	2,464	6,397	△61.5 %
	Yen		
Net income per share : Basic	¥ 1.32	¥ 3.42	
: Diluted	1.32	3.42	

(2) Financial Position

	Millions of Yen	
	As of Sep. 30, 2002	As of Mar. 31, 2002
Total assets	¥ 2,730,281	¥ 2,749,709
Stockholders' equity	589,260	602,175
Stockholders' equity to total assets	21.6 %	21.9 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2003

Net sales	¥ 2,100,000 million
Net income	¥ 8,000 million

[2] Non-consolidated Results

(1) Business Results for The Six Months ended September 30, 2002 and 2001

	Millions of Yen		
	2002	2001	Change
Net sales	¥ 544,266	¥ 573,266	△5.1 %
Operating income	5,270	7,446	△29.2 %
Ordinary income	5,776	6,399	△9.7 %
Net income	3,145	4,504	△30.2 %

	Yen	
Net income per share : Basic	¥ 1.68	¥ 2.41
Cash dividends declared	¥ 3.00	¥ 3.00

(2) Financial Position

	Millions of Yen	
	As of Sep. 30, 2002	As of Mar. 31, 2002
Total assets	¥ 1,390,334	¥ 1,359,083
Stockholders' equity	609,626	607,642
Stockholders' equity to total assets	43.8 %	44.7 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2003

Net sales	¥1,120,000 million
Ordinary income	¥ 15,000 million
Net income	¥ 7,000 million

(English Translation)

October 30, 2002

To the Shareholders
of SANYO ELECTRIC CO.,LTD.

Yukinori Kuwano, President
SANYO ELECTRIC CO.,LTD.
5-5, Keihan-Hondori 2-chome
Moriguchi-City, Osaka, Japan

Notice of Resolution of The Board of Directors on Interim Dividends

Notice is hereby given that at the meeting held on October 29, 2002, The Board of Directors of SANYO Electric Co.,Ltd. adopted a resolution on the interim dividends for the 79th fiscal term(April 1, 2002 to March 31, 2003)
Details of the resolution are as follows:

* * *

Pursuant to the provisions set forth in Article 30 of the Articles of Incorporation of the Company, interim dividends shall be paid the shareholders and pledgees registered on the register of shareholders at the close of business on September 30, 2002 in the manner described below.

1.Amount of interim dividend	¥3.00 per share
2. Effective date for claiming payment and date for starting payment	December 10, 2002